UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)

GOLDSPRING, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.000666 PER SHARE
(Title of Class of Securities)

381536101
(CUSIP Number)

January10, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 381536101	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Merriman Curhan Ford & Co.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

276,819,886
6. SHARED VOTING POWER

—0—
7. SOLE DISPOSITIVE POWER

276,819,886
8. SHARED DISPOSITIVE POWER

—0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
276,819,886 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD

(1) 145,000,000 shares of the amount considered to be beneficially owned by the Reporting Person are in the form of a convertible note which is convertible at any time but which has not been converted.

CUSIP No. 381536101	13G	Page 3 of 5 Pages

SCHEDULE 13G

Item 1(a). Name of Issuer:

Goldspring, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

P.O. Box 1118, Virginia City, NV 89440

Item 2(a). Name of Person Filing:

Merriman Curhan Ford & Co.

Item 2(b). Address of Principal Business Office or, if none, Residence:

600 California Street
9th Floor
San Francisco, CA 94108

Item 2(c). Citizenship:

Merriman Curhan Ford & Co. is a California corporation.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.000666 per share

Item 2(e). CUSIP Number:

381536101

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned: 276,819,886 (1)

(b) Percent of class: 11.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 276,819,886

(ii) Shared power to vote or direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 276,819,886

(iv) Shared power to dispose or to direct the disposition of 0

(1) 145,000,000 shares of the amount considered to be beneficially owned by the Reporting Person are in the form of a convertible note which is convertible at any time but which has not been converted.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

CUSIP No. 381536101	13G	Page 4 of 5 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2008 By: Merriman Curhan Ford & Co.
Signature

/s/ D. Jonathan Merriman Name/Title: D. Jonathan Merriman, Chairman and Chief Executive Officer